UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at November 16, 2009

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: November 18, 2009

* Print the name and title of the signing officer under his signature

  800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

ANOORAQ ANNOUNCES RESULTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009

Positive first quarter at Bokoni

Growth projects on track to deliver 270,000 PGM (4E) ounces by 2014

November 16, 2009. Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces its production and financial results for the three months and nine months ended September 30, 2009. This release should be read with the Company's Financial Statements and Management Discussion & Analysis, available at www.anooraqresources.com and filed on www.sedar.com.

Highlights for the quarter:

•         Completed Lebowa Platinum Mines (now called Bokoni Mines) acquisition
•         New management team in place and early "wins" from operations
•         Good safety performance
•         Tonnes mined and milled up by 15%
•         Produced 30,835 PGM (4E) [1] ounces
•         Unit operating cost (in South African rand (ZAR) per tonne) decreased by 13%
•         Excellent PGM (4E) recoveries - Merensky: 92% UG2: 89%
•         Narrowed operating loss
•         Completed capital expenditure review and revised budgets

The past quarter saw the most significant development in the company's history - the implementation of the Lebowa transaction on July 1, 2009. This transaction included the acquisition of an effective 51% holding in the Bokoni Platinum Mines (formerly Lebowa Platinum Mines) referred to as "Bokoni" or "Bokoni Mines") and a further 1% controlling interest in the Boikgantsho, Ga-Phasha and Kwanda projects for a purchase consideration of CAD$385 million (ZAR2.6 billion). As a result, Anooraq has emerged as a PGM-producing company controlling the third largest PGM resource base in South Africa.

Philip Kotze , President and CEO of Anooraq Resources, commented:

"This is our first report on the performance of Bokoni Platinum Mines, and we are pleased to be able to indicate a positive trend for both production and costs.

"Our focus at Bokoni is on both optimizing the existing mine operations and developing new mines at Brakfontein and Middelpunt Hill, ensuring that Bokoni becomes a new-generation PGM producer with significant growth prospects. The size and scale of the Bokoni orebody, together with its attractive grades and well-developed mine and support infrastructure, provides us with a number of opportunities to increase production at shallow mining depths. The new Brakfontein mine on the Merensky Reef at Bokoni represents a significant ramp-up operation and will play a key role in achieving our phase 1 growth milestone of 270,000 PGM (4E) ounces by 2014.

"Another key part of our initial work at Bokoni has been to effect a cultural turn-around at the operation. A new management team has been appointed which has developed a production ramp-up plan, implemented disciplined operating cost controls and completed a review of capital costs. We are encouraged by the early gains achieved at the operations, which have resulted in a real decrease in unit costs, rationalization of capital expenditures and identification of potential new sources of lower-cost ounces, such as those presented by the vamping [2] opportunities at the Vertical and Middelpunt Hill shafts.

"Although much work remains to be done to fully embed our new culture of delivery, accountability and empowerment at Bokoni, we have made a good start in our first operating quarter."

Review of operational and financial performance

The results for the quarter ended September 30, 2009 reflect the performance of Bokoni for the first full quarter under Anooraq management.

Safety

Bokoni continued to report good safety performance. There were no fatal injuries during the quarter and by November 2, 2009 the mine achieved one million fatality-free shifts. The lost time injury frequency rate ("LTIFR") of 0.7 (per 200,000 hours worked) for the quarter will continue to receive focused attention as part of the change management program at the operations.

Production

Mill production at 254,399 tonnes was 15% higher when compared to the average quarterly performance for the first half year, mainly because of a 15% increase in tonnes broken. This increase was largely due to a more disciplined approach to the mining effort through new mine management initiatives. A PGM (4E) head grade of 4.19 g/t was achieved for the quarter. Grade control is a key area of focus going forward. Concentrator plant recoveries PGM (4E), at 92% for Merensky and 89% for UG2, remain among the highest in the PGM industry.

As tonnes mined and milled increased metal production, when compared to the first half year, gained momentum.

Metal produced - Q3 2009	Units
Pt (oz)	16,668
Pd (oz)	11,249
Rh (oz)	1,877
Au (oz)	1.040
Ni (t)	214
Cu (t)	126

Opportunities have been identified to add low-cost tonnes from vamping at Vertical and Middelpunt Hill shafts. It is estimated that production from vamping could be effected at approximately 30% of current unit operating costs.

Total development for the quarter was 2,374 metres and on reef development was 1,253 metres. During the quarter more focus was placed on re-development and sub-development in order to ensure increased immediately available reserves for mining.

Costs

Efforts to reduce costs have yielded early positive results. Total operating costs remained constant at CAD$34.6 million (ZAR257 million) when compared to the first half year, despite higher production, electricity tariffs and wage increases during the quarter. The 13% reduction in operating unit costs to CAD$135 (ZAR1,005)/tonne, when compared to the first half year, reflects both the increase in production and the initial results of the Company's cost-cutting initiatives. PGM (4E) unit costs for the quarter decreased to US$1,071 (ZAR8,334) per PGM (4E) ounce, when compared to the first half year. Despite these gains, the operating costs remain at an unacceptably high level when compared to the industry average and the Company continues to drive cost reduction initiatives towards achieving lower unit operating costs.

In early October 2009, Anooraq announced a two-year wage agreement with its labour unions, the result of which was an effective 10.2% average wage increase at Bokoni, retroactive to July 1, 2009. A labour restructuring initiative has commenced and, as a result, 300 contractors have been given notice of termination. The Company will continue to assess labour needs until an optimal production to services ratio mix is achieved at the operation. Improved operating costs from the labour restructuring initiative should begin in the first quarter of 2010.

Other results from cost reduction and efficiency improvement efforts during the quarter include a 34% decrease in stores cost, through the implementation of a disciplined budget initiative, as well as a 13% decrease in concentrator unit costs and a 9% reduction in power (kw/h) usage.

Revenue

Metal prices remained fairly stable during the quarter, with a price recovery particularly evident in the US$ PGM prices. The gross US$ PGM basket (4E) price of US$901/oz achieved for the quarter was offset by the strength of South African currency, with the average gross ZAR PGM (4E) basket price settling at ZAR7,003/oz for the quarter. The average exchange rate for the period was ZAR7.78:US$1.00 (Q2: ZAR8.44:US$1.00), representing an 8% strengthening quarter on quarter.

Revenues from precious metals were CAD$ 24.1 million (ZAR179.1 million) for the quarter, increasing on the back of higher dollar prices and increased production. Base metal revenues (Ni and Cu) contributed CAD$3.7 million (ZAR27.4 million), bringing total metal revenues for the quarter to CAD$27.8 million (ZAR206.5 million).

Capital expenditure

Bokoni Mines remains in a high capital expenditure growth phase, as its production rates are being increased by 100% over the next three years through the ramp up of the new Brakfontein Merensky mine.

Capital expenditure for the quarter was CAD$10.4 million (ZAR77.3 million), consisting of 23% sustaining capital and 77% project capital. Major project capital expenditures for the period relate directly to the Brakfontein mine build-up. The Brakfontein mine decline shaft system continues to be developed and the mine currently produces at a rate of 11 000 tonnes per month ("tpm"), building up towards its planned steady state production of 120 000 tpm by 2014.

During the quarter, a thorough review of planned capital expenditures was undertaken. Budgeted capital expenditures were reduced without compromising the planned production build-up. Capital expenditure guidance going forward is as follows:

2010	2011	2012	Total
ZAR252 million	ZAR282 million	ZAR312 million	ZAR846 million
CAD$ 35.8 million	CAD$ 40.1 million	CAD$ 44.4 million	CAD$ 120.3 million

*Expressed in real 2009 money terms and using a CAD$1:ZAR7.03 exchange rate

Profitability

As a result of the implementation of successful cost reduction initiatives and increased production, the operating loss margin at Bokoni reduced to 24% (as compared to an operating loss margin of 31% for the first half of the year). The Bokoni Mines had an operating loss of CAD$6.8 million (ZAR 50.5 million) for the quarter. The Company looks forward to achieving improved margins from the operations through the continued implementation of cost savings and production generating initiatives which commenced during the quarter.

The Company continued to incur losses during its high capital intensive growth phase. This resulted in a basic and diluted loss of CAD$0.08 per share for the quarter.

Cash and Facilities

The Company held cash on hand at the end of the period of CAD$29 million (ZAR 208.8 million) and has access to medium term debt facilities of approximately CAD$127.6 million (ZAR897 million) in order to finance its share of the three-year high growth plan at Bokoni Mines. Anooraq has access to a CAD$111 million (ZAR778 million) operating cashflow shortfall facility (OCSF) from Anglo Platinum Limited, to fund its 51% pro rata share of any operating expenditure and capital expenditure shortfall funding required at Bokoni Mines for a period of three years during the mine's rapid ramp-up phase. The draw down on the OCSF for the quarter was CAD$15 million (ZAR112 million), comprising a CAD$8.6 million (ZAR64 million) initial draw down on takeover to part fund historical cash shortfalls at Bokoni Mines prior to Anooraq assuming management control and an average monthly draw down for August and September of CAD$3.2 million (ZAR24 million) to fund its 51% share of operating and capital cash shortfalls at Bokoni Mines, including its CAD$5.8 million (ZAR43 million) pro rata share of project capital expansion at the new Brakfontein mine.

The Bokoni Mines four year growth plan to 160,000 tpm steady state production or 270,000 PGM (4E) ounces per annum remains fully funded without further recourse to capital markets.

Teleconference call details
Philip Kotze, President & CEO of Anooraq Resources, will host a conference call to discuss the company's operational and financial results for the quarter ended September 30, 2009 at 09:00 Eastern Standard Time ("EST") (16:00 Central African Time (CAT)) on Tuesday, November 17, 2009. The dial in details for the call are listed below. A webcast of the call will be available on the Company's website at www.anooraqresources.com. A playback will be available for three days after the call. The presentation to be used during the call will be available for downloading at 07:00 EST (14:00 (CAT)) on Tuesday, November 17, 2009.

Conference call

Johannesburg, South Africa	16:00 (local time)	Toll Toll-free	011 535 3600 0800 200 648
London, United Kingdom	14:00 (local time)	Toll-free	0800 917 7042
New York, United States	09:00 (local time)	Toll Toll-free	1 412 858 4600 1 800 860 2442
Toronto, Canada	09:00 (local time)	Toll-free	1 866 605 3852

Playback facility

SA & Other	Code 2159#	Toll	+27 11 305 2030
United Kingdom	Code 2159#	Toll-free	0800 234 6771
United States & Canada	Code 2159#	Toll	+1 412 317 0088

 For and on behalf of the Board

Philip Kotze, President and Chief Executive Officer	Iemrahn Hassen: Chief Financial Officer

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that Bokoni (formerly Lebowa) Mines will continue to achieve production levels similar to previous years; the planned Bokoni expansions will be completed and successful. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.

[1] PGM (4E) means platinum, palladium, rhodium and gold

[2] Vamping is a mining operation for the removal of previously broken tonnage left underground during mining operations